EARLY WARNING RELEASE

(Montréal, November 30, 2018) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces the completion of the previously announced conversion (the “Conversion”) of a secured debenture (the “Debenture”) having a principal amount of C$7,000,000 purchased from Falco Resources Ltd. (TSXV:FPC) (“Falco”) into 12,104,444 units of Falco (the “Units”), with each unit comprised of one common share of Falco (the “Common Shares”) and one-half Common Share purchase warrant of Falco (the “Warrants”).

Immediately prior to the Conversion, Osisko had beneficial ownership of, or control and direction over, (i) 23,927,005 Common Shares, representing approximately 12.6% of the issued and outstanding Common Shares, and (ii) 1,550,500 Warrants. Immediately following the Conversion, Osisko has beneficial ownership of, or control and direction over, (i) 36,031,449 Common Shares, representing approximately 17.8% of the issued and outstanding Common Shares, and (ii) 7,602,722 Warrants. Assuming the exercise of the Warrants, including the Warrants issued upon the Conversion, Osisko would have beneficial ownership of, or control and direction over, 43,634,171 Common Shares, representing approximately 20.8% of the Common Shares issued and outstanding.

Osisko acquired the Units and the Common Shares and Warrants underlying the Units for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional Common Shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Falco in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Falco and other relevant factors.

This news release is issued under the early warning provisions of the Canadian securities legislation. A copy of the early warning report to be filed by Osisko in connection with the Conversion described above will be available on SEDAR under Falco’s profile.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.7% interest in Osisko Mining Inc., a 32.4% interest in Barkerville Gold Mines Ltd. and a 10.6% interest in Osisko Metals Incorporated.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.1

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com2